Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-198735

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 31, 2015.

The Goldman Sachs Group, Inc. $ Trigger Leveraged JPX-Nikkei Index 400-Linked Notes due

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be July 7, 2016) is based on the performance of the JPX-Nikkei Index 400 as measured from the trade date (expected to be April 2, 2015) to each of the averaging dates (expected to be June 27, 28, 29 and 30, 2016 and July 1, 2016). The performance of the index will be based on the index return which is the percentage increase or decrease in the final index level (the arithmetic average of the closing levels of the index on each of the averaging dates) from the initial index level (set on the trade date).

If the index return is positive, the return on your notes will be either 2.0 or 3.0 (upside participation rate) times the index return, based on the performance of the index during the observation period (from but excluding the trade date and ending approximately three months after the trade date), subject to the applicable maximum settlement amount. For each $1,000 face amount of your notes, if the lowest closing level of the index during the observation period (observation index level) is greater than 95% of the initial index level, the upside participation rate will be 2.0 and the maximum settlement amount will be $1,151.00, otherwise the upside participation rate will be 3.0 and the maximum settlement amount will be $1,226.50.  If the final index level is less than the initial index level, the return on your notes will be negative.  You could lose your entire investment in the notes.

At maturity, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•                  if the index return is positive (the final index level is greater than the initial index level) and the observation index level is greater than 95% of the initial index level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 2.0 times (c) the index return, subject to the maximum settlement amount of $1,151.00;

•                  if the index return is positive and the observation index level is equal to or less than 95% of the initial index level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 3.0 times (c) the index return, subject to the maximum settlement amount of $1,226.50; or

•                  if the index return is zero or negative (the final index level is equal to or less than the initial index level), the sum of (i) $1,000 plus (ii) the product of the index return times $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-12.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is expected to be between $955 and $985 per $1,000 face amount, which will be less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will equal approximately $    per $1,000 face amount, which will exceed the estimated value of your notes as determined by reference to these models. The amount of the excess will decline on a straight line basis over the period from the trade date through             .

Original issue date (settlement date):	expected to be April 8, 2015	Original issue price:	100.00% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Pricing Supplement No.      dated         , 2015.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  General terms supplement dated September 26, 2014

•                  Prospectus supplement dated September 15, 2014

•                  Prospectus dated September 15, 2014

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. and references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 26, 2014, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-13 of the accompanying general terms supplement. This pricing supplement supersedes any conflicting provisions of the accompanying general terms supplement.

Key Terms

Issuer:	The Goldman Sachs Group, Inc.

Underlier:	JPX-Nikkei Index 400 (Bloomberg symbol, “JPNK400”), as published by Japan Exchange Group, Inc., Tokyo Stock Exchange, Inc. and Nikkei Inc.

Specified currency:	U.S. dollars (“$”)

Face amount:

each note will have a face amount of $1,000; $           in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Denominations:	$10,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount:

the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-14 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:

you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” herein. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

Trade date:	expected to be April 2, 2015

Original issue date (settlement date) (to be set on the trade date):	expected to be April 8, 2015

Averaging dates (to be set on the trade date):

expected to be June 27, 2016, June 28, 2016, June 29, 2016, June 30, 2016 and July 1, 2016, each subject to postponement as described under “Supplemental Terms of the Notes — Averaging Dates” on page S-15 of the accompanying general terms supplement

Determination date (to be set on the trade date):

the final averaging date, expected to be July 1, 2016, subject to adjustment as described under “Supplemental Terms of the Notes — Averaging Dates” on page S-15 of the accompanying general terms supplement

Stated maturity date (to be set on the trade date):	expected to be July 7, 2016, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-13 of the accompanying general terms supplement

Cash settlement amount (on the stated maturity date):

for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•                  if the final underlier level is greater than or equal to the cap level, the applicable maximum settlement amount;

•                  if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the applicable upside participation rate times (iii) the underlier return; or

•                  if the final underlier level is equal to or less than the initial underlier level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the underlier return

Initial underlier level (to be set on the trade date):	the closing level of the underlier on the trade date

Final underlier level:

the arithmetic average of the closing levels of the underlier on each of the averaging dates, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Underlier return:	the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Maximum settlement amount (to be set at the end of the observation period):

the maximum settlement amount will be determined at the end of the observation period and will equal:

•                  if a trigger event has not occurred during the observation period, $1,151.00; or

•                  if a trigger event has occurred during the observation period, $1,226.50

Upside participation rate (to	the upside participation rate will be determined at the end of the

be set at the end of the observation period):	observation period and will equal: • if a trigger event has not occurred during the observation period, 200.00%; or • if a trigger event has occurred during the observation period, 300.00%

Cap level:	107.55% of the initial underlier level

Trigger event:	the closing level of the underlier has declined, as compared to the initial underlier level, by the trigger amount or more during the observation period

Trigger amount:	5.00%

Observation period:

each scheduled trading day from but excluding the trade date to and including July 2, 2015. If the calculation agent determines that a market disruption event occurs on any scheduled trading day during the observation period or such day is not a trading day, the closing level on such day will not be included in the determination of the upside participation rate; provided, however, if a market disruption event or non-trading day occurs or is continuing on each scheduled trading day during the observation period, the last day of such observation period will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. However, in such circumstances, the last day of the observation period will not be postponed by more than five scheduled trading days. If a market disruption event occurs or is continuing on the day that is the last possible day of the observation period or such last possible day is not a trading day, in such circumstances that day will nevertheless be the last day of the observation period and the calculation agent will determine the upside participation rate based on its assessment, made in its sole discretion, of the level of the underlier on that day.

For purposes of solely this section, with respect to any given trading day, any of the following will be a market disruption event:

•                  a suspension, absence or material limitation of trading in underlier stocks constituting 20% or more, by weight, of the underlier on their respective primary markets, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

•                  a suspension, absence or material limitation of trading in option or futures contracts relating to the underlier or to underlier stocks constituting 20% or more, by weight, of the underlier in the respective primary markets for those contracts, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•                  underlier stocks constituting 20% or more, by weight, of the underlier, or option or futures contracts, if available, relating to the underlier or to underlier stocks constituting 20% or more, by weight, of the underlier are not trading on what were the respective primary markets for those underlier stocks or contracts, as determined by the calculation agent in its sole discretion,

The following events will not be market disruption events:

•                  a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•                  a decision to permanently discontinue trading in option or futures contracts relating to the underlier or to any underlier stock.

For this purpose, an “absence of trading” in the primary securities market on which an underlier stock, or on which option or futures contracts relating to the underlier or an underlier stock are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an underlier stock or in option or futures contracts relating to the underlier or an underlier stock, if available, in the primary market for that stock or those contracts, by reason of:

•                  a price change exceeding limits set by that market,

•                  an imbalance of orders relating to that underlier stock or those contracts, or

•                  a disparity in bid and ask quotes relating to that underlier stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

No interest:	the offered notes will not bear interest

No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying general terms supplement

Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-27 of the accompanying general terms supplement

Trading day:

means a day on which the respective principal securities markets for all of the underlier stocks are open for trading, the underlier sponsor is open for business and the underlier is calculated and published by the underlier sponsor. Although the underlier sponsor may publish the underlier level on a day when one or more of the principal securities markets for the underlier stocks are closed, that day would not be a trading day for purposes of the underlier.

Calculation agent:	Goldman, Sachs & Co.

CUSIP no.:	38147QYD2

ISIN no.:	US38147QYD23

FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

This is only a brief summary of the terms of your notes. You should read the detailed description thereof in "Summary Information" on page PS-2. Please read the terms below with the remainder of this pricing supplement, the accompanying general terms supplement, dated September 26, 2014, the accompanying prospectus supplement, dated September 15, 2014, and the accompanying prospectus, dated September 15, 2014.

Trigger Leveraged JPX-Nikkei Index 400-Linked Notes due

Issued by:
The Goldman Sachs Group, Inc.

Investment Objective

For investors:

- *who believe that:*
  - *the change in the closing level of the underlier from the trade date to the final underlier level (which will be the arithmetic average of the closing levels of the underlier on each of the averaging dates) will be positive, but will not exceed 7.55%; and*
  - *the closing level of the underlier during the first three calendar months from but excluding the trade date will fall to or below 95.00% of the closing level of the underlier on the trade date.*
- *who want to receive an upside return leveraged by a factor of 2.0 or 3.0 in exchange for:*
  - *limiting their upside return if the final underlier level increases by more than 7.55%; and*
  - *bearing the full downside risk on a one-to-one basis if the final underlier level decreases below the initial underlier level, including the risk of losing their entire investment in the notes.*

Determining the Cash Settlement Amount

Your payment at maturity will be based on the underlier return and whether a trigger event has occurred. The underlier return will be calculated by subtracting the initial underlier level (set on the trade date) from the final underlier level (the arithmetic average of the closing levels of the underlier on each of the averaging dates), and then dividing the resulting number by the initial underlier level and expressing it as a positive or negative percentage. A trigger event will occur if the closing level of the underlier has declined, as compared to the initial underlier level, by the trigger amount of 5.00% or more during the observation period. If a trigger event has not occurred, the upside participation rate will be 200.00% and the maximum settlement amount will be $1,151.00. However, if a trigger event has occurred, the upside participation rate will be 300.00% and the maximum settlement amount will be $1,226.50.

- if the underlier return is *positive*, you will receive the *sum* of (i) $1,000 *plus* (ii) the *product* of $1,000 *times* the applicable upside participation rate *times* the underlier return, **subject to the applicable maximum settlement amount**; or
- if the underlier return is *zero* or *negative*, you will receive the *sum* of (i) $1,000 *plus* (ii) the *product* of $1,000 *times* the underlier return

The notes do not pay interest. Payment on the notes is subject to the creditworthiness of The Goldman Sachs Group, Inc.

You could lose your entire investment in the notes.

The maximum payment that you could receive for your notes is limited to the applicable maximum settlement amount

Indicative Terms

Risk Factors

Additional Terms Specific to Your Notes

You should read this pricing supplement together with the prospectus dated September 15, 2014, the prospectus supplement dated September 15, 2014 and the general terms supplement dated September 26, 2014. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated September 15, 2014:

http://www.sec.gov/Archives/edgar/data/886982/000119312514340703/d773025d424b2.htm

Prospectus supplement dated September 15, 2014:

http://www.sec.gov/Archives/edgar/data/886982/000119312514340709/d776518d424b2.htm

General terms supplement dated September 26, 2014:

http://www.sec.gov/Archives/edgar/data/886982/000119312514353491/d795346d424b2.htm

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only.  It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical underlier levels on the averaging dates could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the closing levels of the underlier will be during the observation period or what the closing level of the underlier will be on any averaging date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-12 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	200.00% (if a trigger event has not occurred) 300.00% (if a trigger event has occurred)
Cap level	107.55% of the initial underlier level
Maximum settlement amount	$1,151.00 (if a trigger event has not occurred) $1,226.50 (if a trigger event has occurred)
Trigger amount	5.00%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled averaging dates
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity.  We will not do so until the trade date.  As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier performance information or hypothetical performance data shown elsewhere in this pricing supplement.  For information about the historical underlier performance levels and hypothetical performance data of the underlier during recent periods, see “The Underlier — Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the middle column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), assuming that a trigger event has not occurred (i.e., the closing level of the underlier has not declined, as compared to the initial underlier level, by the trigger amount or more during the observation period), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), assuming that a trigger event has occurred (i.e., the closing level of the underlier has declined, as compared to the initial underlier level, by the trigger amount or more during the observation period), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount (as percentage of Face Amount)
(as percentage of Initial Underlier Level)	Trigger Event has not occurred	Trigger Event has occurred
150.000%	115.100%	122.650%
140.000%	115.100%	122.650%
130.000%	115.100%	122.650%
120.000%	115.100%	122.650%
107.550%	115.100%	122.650%
105.000%	110.000%	115.000%
104.000%	108.000%	112.000%
103.000%	106.000%	109.000%
102.000%	104.000%	106.000%
101.000%	102.000%	103.000%
100.000%	100.000%	100.000%
95.000%	95.000%	95.000%
90.000%	90.000%	90.000%
80.000%	80.000%	80.000%
70.000%	70.000%	70.000%
50.000%	50.000%	50.000%
25.000%	25.000%	25.000%
0.000%	0.000%	0.000%

Regardless of whether a trigger event has occurred or not, if, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

If, for example, a trigger event has occurred and the final underlier level were determined to be 150.000% of the initial underlier level, the upside participation rate would equal 300.00% and the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 122.650% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if a trigger event occurs and you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 107.550% of the initial underlier level.

If, for example, a trigger event has not occurred and the final underlier level were determined to be 150.000% of the initial underlier level, the upside participation rate would equal 200.00% and the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 115.100% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if a trigger event does not occur and you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 107.550% of the initial underlier level.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the averaging dates and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-15 of this pricing supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on whether a trigger event occurs, the actual initial underlier level, which we will set on the trade date, the actual upside participation rate and maximum settlement amount, which will be determined at the end of the observation period, and the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus dated September 15, 2014, in the accompanying prospectus supplement dated September 15, 2014, and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement.  You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, and the accompanying general terms supplement, dated September 26, 2014, of The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such expected estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.  As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.  See “—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes.  See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Cash Settlement Amount on Your Notes Is Linked to the Closing Level of the Underlier on Five Averaging Dates

The underlier return will be based on the arithmetic average of the underlier closing levels on each of the five averaging dates (each of which is subject to postponement in case of market disruption events or non-trading days), and therefore not the simple performance of the underlier over the life of your notes. For example, if the closing level of the underlier dramatically increased on the last averaging date (in other words, the determination date), the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked only to the closing level of the underlier on that last averaging date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the JPX-Nikkei Index 400 as measured from the initial underlier level set on the trade date to the closing level on each of the averaging dates. If the final underlier level is less than the initial underlier level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level. The maximum settlement amount, which will be set at the end of the observation period and is based on whether a trigger event has occurred, will limit the cash settlement amount you may receive for each of your notes at maturity, no matter the value of the upside participation rate or how much the level of the underlier may rise beyond the cap level over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

The Upside Participation Rate and Maximum Settlement Amount Will Not Be Determined Until the End of the Observation Period

Because the upside participation rate and maximum settlement amount are based on whether a trigger event has occurred during the observation period, the upside participation rate and maximum settlement amount will not be determined until the end of the observation period. The observation period is each scheduled trading day in the three calendar months from but excluding the trade date, subject to adjustment as described elsewhere in this pricing supplement. Accordingly, you will not know the upside participation rate or maximum settlement amount for a significant period of time after the trade date. The actual number of scheduled trading days during the observation period will depend on the trade date.  If the closing level of the underlier declines by at least the trigger amount during the observation period, the upside participation rate and maximum settlement amount will increase. If a trigger event has occurred, however, the underlier will have to then appreciate substantially to benefit from the higher upside participation rate and corresponding maximum settlement amount. In addition, if the calculation agent determines that a market disruption event occurs on any scheduled trading day during the observation period or such day is not a trading day, the closing level on such day will not be included in determining the upside participation rate.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes, When Your Notes Mature and the Amount You Receive at Maturity

As of the date of this pricing supplement, we have appointed Goldman, Sachs & Co. as the calculation agent for your notes. As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining: the upside participation rate and maximum settlement amount determined at the end of the observation period; whether a trigger event has occurred during the observation period; the final underlier level, which will be the arithmetic average of the closing levels of the underlier on each of the averaging dates; market disruption events; non-trading days; the averaging dates; the determination date; the stated maturity date; the default amount and any amount payable on your notes. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the underlier. See “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement.  The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks.  Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights with respect to the underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the original issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount.  For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date.  A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•                  the level of the underlier;

•                  the volatility — i.e., the frequency and magnitude of changes — in the level of the underlier;

•                  the dividend rates of the stocks underlying the underlier;

•                  economic, financial, legislative regulatory and political, military or other events that affect the stock markets generally and the stocks underlying the underlier, and which may affect the level of the underlier;

•                  other interest rates and yield rates in the market;

•                  the time remaining until your notes mature; and

•                  our creditworthiness, whether actual or perceived, including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the underlier based on its historical performance or on any hypothetical performance data. The actual performance of the underlier over the life of the notes may bear little or no relation to the historical underlier performance information, hypothetical performance data or to the hypothetical examples shown elsewhere in this pricing supplement.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Underlier Has a Limited Operating History

The notes are linked to the performance of the underlier, which was launched on January 6, 2014. Because the underlier has no underlier level history prior to that date, limited historical underlier level information will be available for you to consider in making an independent investigation of the underlier performance, which may make it difficult for you to make an informed decision with respect to the notes.

Your Notes Are Linked to an Underlier Which Has Components Listed or Located Outside the United States; Your Investment in the Notes Will Be Subject to Risks Associated with Foreign Securities Markets

Your notes are linked to an underlier which has components that have their primary listing on an exchange located outside the U.S. and includes stocks issued by foreign companies. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. Such foreign securities markets may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes.  This is discussed in more detail under “Employee Retirement Income Security Act” below.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences — United States Holders — Possible Change in Law” below. You should consult your tax advisor about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-27 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation – Taxation of Debt Securities – Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

USE OF PROCEEDS

We expect to use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”.

HEDGING

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and other instruments linked to the underlier on or before the trade date.  In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and unwind those we have entered into in connection with the offered notes and perhaps in connection with other underlier-linked notes we issue, some of which may have returns linked to the underlier or the underlier stocks.  Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•                                    expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the underlier or some or all of the underlier stocks,

•                                    may take or dispose of positions in the securities of the underlier stock issuers themselves,

•                                    may take or dispose of positions in listed or over-the-counter options or other instruments based on underlier designed to track the performance of the stock exchanges or other components of the equity markets, and/or

•                                    may take short positions in the underlier stocks or other securities of the kind described above— i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the underlier or the underlier stocks. We expect these steps to involve sales of instruments linked to the underlier on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the underlier stocks, or listed or over-the-counter options, futures or other instruments linked to the underlier, some or all of the underlier stocks or indices designed to track the performance designed to track the performance of the U.S., European, Asian or other stock exchanges or other components of the U.S., European, Asian or other equity markets or other components of such markets.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity.  See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

THE UNDERLIER

The JPX-Nikkei Index 400 (the “underlier”), is a stock index calculated and published daily by Japan Exchange Group Inc., Tokyo Stock Exchange, Inc. and Nikkei Inc. (which we refer to as the underlier sponsor), through numerous data vendors, newspapers and other news media and on the Nikkei Inc. website.  The underlier was launched on January 6, 2014 and, according to the underlier provider, the underlier is composed of companies with high appeal for investors, which meet global investment standards, such as efficient use of capital and investor-focused management perspectives. The price return calculation of the underlier value is disseminated in real time every second.

More information about the underlier can be found on Nikkei Inc.’s website at: http://indexes.nikkei.co.jp/en/nkave/index/profile?idx=jpxnk400.  We are not incorporating by reference the foregoing website or any information it includes in this pricing supplement.  The underlier provider is under no obligation to continue to publish the underlier and may discontinue the underlier at any time as further described below.  Although the underlier is calculated and maintained in accordance with the information provided in the JPX-Nikkei 400 Index Guidebook (the “underlier guidebook”) maintained on Nikkei’s website, the underlier provider has discretion to use an alternative method of underlier calculation as it deems appropriate upon the occurrence of events which are not covered in the underlier guidebook or if the underlier provider determines that it is difficult to use the methods described in the underlier guidebook.

The underlier is comprised of common stocks whose main market is the Tokyo Stock Exchange’s First Section, Second Section, market of the high-growth and emerging stocks (“Mothers”) or JASDAQ market, although the underlier provider retains the discretion to include equivalent issues it deems necessary.  The number of underlier constituents shall be 400 as a general rule.  However, the number of constituents may temporarily fall below the base number due to delistings and other factors between periodic reviews of the underlier, as discussed further below.  The base date for the calculation of the underlier is August 30, 2013.  The base value of the underlier is 10,000.  The real-time price return Japanese Yen value of the underlier is reported by Bloomberg under the ticker symbol “JPNK400”.

As of March 6, 2015, the following sectors had the following weights in the underlier:

Sector	Weight (%)

Air Transport	0.40%
Automobiles & Auto parts	7.81%
Banking	8.11%
Chemicals	6.19%
Communications	5.84%
Construction	2.06%
Electric Machinery	14.17%
Electric Power	0.16%
Foods	4.36%
Gas	0.86%
Glass & Ceramics	0.82%
Insurance	2.22%
Land Transport	0.53%
Machinery	5.63%
Mining	0.51%
Nonferrous Metals	1.45%
Other Financial Services	1.58%
Other Manufacturing	0.53%
Petroleum	0.60%
Pharmaceuticals	6.61%
Precision Instruments	1.49%
Pulp & Paper	0.13%
Railway & Bus	4.82%

Real Estate	3.54%
Retail	4.51%
Rubber	1.24%
Securities	1.57%
Services	4.24%
Shipbuilding	0.31%
Steel	1.51%
Textile & Apparel	0.50%
Trading Companies	4.98%
Transportation Equipment	0.50%
Warehousing	0.12%

As of March 6, 2015, the top ten constituents of the underlier and their respective weights were:

Company	Weight (%)

Toyota Motor Corporation	1.62%
Mitsubishi UFJ Financial Group, Inc	1.62%
KDDI Corporation	1.61%
Takeda Pharmaceutical Co Ltd.	1.56%
Fanuc Corporation	1.47%
Astellas Pharma, Inc.	1.43%
Nippon Telegraph and Telephone Corporation	1.43%
Canon, Inc.	1.42%
Honda Motor Co Ltd.	1.41%
Mizuho Financial Group	1.38%

The information in the table and paragraph above was derived from sources we deem reputable but without independent verification by us.  The other information above and below was derived from English language documents and other English language materials on the website of Nikkei Inc. but without independent verification by us.  Please note that in any case where differences arise between the English version of the underlier guidebook and the original Japanese version, the original Japanese document will prevail.

Construction of the Underlier

In order to be eligible for the underlier, a stock must be a common stock whose main market is the Tokyo Stock Exchange First Section, Second Section, Mothers or JASDAQ market as of the base date.  The initial base date for the underlier was June 28, 2013.  For subsequent annual reviews, the base date will be the final business day of June of each year.  Issues other than common stocks may be treated as eligible for inclusion in the underlier if they are regarded as equivalent to common stocks and their inclusion is deemed necessary by the underlier provider.  The underlier does not currently include any non-common stocks.

Dual-listed foreign stocks (which must also be listed in the Tokyo Stock Exchange First Section, Second Section, Mothers or JASDAQ market as of the base date) are generally only considered eligible when their trading value on the Tokyo Stock Exchange in the most recent year from the base date is greater than their trading value on the other exchanges on which they are listed.

The following issues will not be considered eligible for inclusion in the underlier:

•                  Stocks listed for less than three years on the base date (excluding companies which underwent technical listing and were listed for three or more years prior to delisting);

•                  Stocks of companies which have liabilities in excess of assets during any period in the last three-years prior to the base date (see “Financial Date for the Underlier” below);

•                  Stocks of companies which have operating deficits in all of the last three-years prior to the base date (or, for companies which have not disclosed operating profits, a deficit for the three-year cumulative operating profit as discussed further below);

•                  Stocks of companies which have an overall deficit in all of the earnings periods for the last three-years prior to the base date;

•                  Stocks of companies whose financial statements have notes regarding the going concern assumption in the most recent earnings period (annual or quarterly) prior to the base date (including, for example, in the quarterly financial statement submitted following any such period) (see “Financial Date for the Underlier” below);

•                  Stocks of companies whose financial statements state that there is a significant inadequacy that should be disclosed or that it is not possible to release appraisal of internal controls in the internal control report pertaining to the most recent earnings period prior to the base date (quarterly or annual) (see “Financial Date for the Underlier” below);

•                  Stocks of companies which fall under any of the following on the base date:

•                  Security to be delisted; or

•                  Security on alert

•                  Stocks of companies which, within one year from the base date, were:

•                  Subject to public announcement measures;

•                  Requested to submit an improvement report for public inspection (including cases of resubmission); or

•                  Subject to payment of a penalty for violation of the listing agreement.

To construct the underlier, the top 1,000 issues are selected in descending order from the 1,200 eligible issues which have the highest trading values in the three years from the base date.  The 1,000 issues selected must also be among the 1,200 eligible issues with the highest market capitalization.  Where the number of issues selected does not reach 1000, the remaining issues shall be selected on the basis of market capitalization from the 1,200 eligible issues with the highest trading value in the three years from the base date.

Each of the 1,000 issues selected shall be given a score based on the following quantitative criteria:

(a) the three-year average return on equity (ROE) (where the three-year average ROE = [total net income for the past three years / total equity capital (beginning — end of year average) in the past three years) × 100];

(b) the three-year cumulative operating profit ranking (where the three-year cumulative profit is the total operating profit for the past three years); and

(c) ranking based on the market capitalization on the base date.

For each criterion, a score of 1000 points is awarded in order, with the highest ranked issue receiving a score of 1,000 and the lowest ranked issue for that criterion being given a score of 1.  The total quantitative score given to each issue shall be calculated by weighting the issue’s ROE score 40%, the cumulative profit score 40% and the market capitalization score 20%.

From the 1,000 issues selected, a list of 400 stocks, ranked in total score order, is created based on these quantitative scores.

A qualitative score is also assigned to each of the 1,000 issues based on the following criteria:

•                  Appointment of independent directors (at least two independent outside directors must be appointed as of the base date);

•                  Adoption of International Financial Reporting Standards; and

•                  Disclosure of earnings information in English (the most recent earnings information as of the base date must be disclosed in English via TDnet (Company Announcements Distribution Service)).

Data regarding independent directors is obtained from the most recent Corporate Governance Report submitted by the company on or before the tenth business day of July following the base date, after the general shareholders’ meeting for the most recent fiscal year.  Data regarding IFRS and English earnings information are obtained from TDnet — information registered at the time of the base date is used.

A list of 400 stocks is then created by ranking the 1,000 selected issues on the basis of a final score which is the sum of the quantitative score and the qualitative score.  Issues whose three-year average ROE and most recent ROE are negative or whose three-year cumulative operating profit is negative, are ranked lowest.  Where two or more issues have the same final score, the issue with the higher market capitalization as of the base date is given the higher rank.  The underlier provider does not disclose the scoring values for the qualitative factors but ensures that no more than 10 constituents are included in the underlier that would not have been included solely based on the quantitative score list.

The qualitative scores are then adjusted so that there are no more the ten issues that are different between the two lists described above.  The 400 stocks obtained after adjusting the qualitative scores become the underlier stocks.

Financial Data for the Underlier

The following general rules apply to the collection of financial data for the construction of the underlier:

(i)  Earnings reports from the fiscal year ended in April three years prior to the year of the base date to the fiscal year ended in March immediately preceding the base date shall be used.

(ii) Consolidated earnings figures will be given preference.  However, for fiscal years in which only non-consolidated earnings figures were disclosed, such non-consolidated figures shall be used.

(iii) In cases of an absorption-type merger/stock swap, information for the company surviving the merger or the new parent company following the stock swap, as applicable, shall be used for the fiscal years prior to such merger/stock swap.

(iv) In cases of technical listing via succession due to a corporate consolidation (stock transfer), merger involving the establishment of a new company, or corporate split, the information of the company which the underlier provider deems to be the subject of the corporate action pertaining to such technical listing shall be used for the fiscal years prior to the technical listing.

Calculation Methodology for the Underlier

The underlier is calculated to the second decimal place, using free-float adjusted market value weighting.  The underlier is calculated as the quotient of the current market value divided by the base market value multiplied by the base value of the underlier (currently 10,000).  For the purposes of this calculation, the market value is the summation of the number of shares for each underlier constituent multiplied by the stock price for each underlier constituent.

The stock prices for calculating the underlier are determined in the following order of priority:

(1) special quote or sequential trade quote;

(2) contract price; and

(3) if neither (1) nor (2) is available, the base price for underlier calculation, determined in the following order: (i) theoretical ex-rights price, (ii) most recent special quote or sequential trade quote on or before the previous trading day, or (iii) most recent contract price before the previous trading day.

The number of shares used for underlier calculation for each underlier constituent is determined by multiplying the total number of listed shares by the free-float weight ratio following cap adjustment (which we refer to as the FFW).  The number of listed shares for each issue used for underlier calculation is generally equal to the number of outstanding shares for such issue.  However, the number of listed shares for an issue may temporarily differ from the number of outstanding shares for such issue in a limited number of circumstances, such as stock splits.

The FFW is the percentage of listed shares for each issue deemed to be available for trading in the market.  The FFW is calculated by first estimating the number of listed shares deemed not to be available for trading in the market using securities reports and other statutory documents required by Japan’s Financial Instruments and Exchange Act, as well as publicly available documents released by each listed company.  Shares held by the top ten major shareholders (in circumstances excluding those specified below), treasury and other similar shares (including shares with limited voting rights as specified in Article 308(1) of Japan’s Companies Act)), shares held by board members and other representatives, and other shares deemed by the underlier provider to unavailable for trading in the market are each considered to be non-free-float shares.

Shares held by the top ten major shareholders may be considered to be free-float shares in certain circumstances, such as when they are held by securities finance companies, securities depositories or nominees for depository receipts.  Where the top ten shareholders include trust banks, master trusts, global custodians, insurance companies or securities companies, shares may be considered to be free float if (i) there are descriptions in the securities report on the type of trust and the purpose of purchase of the shares; (ii) it is clear that the shares are held by several beneficiaries and managed centrally; and (iii) it is clear that the shares are held for margin transactions.  The foregoing circumstances are not exclusive.

The non-FFW ratio is calculated by dividing the non-free-float shares by the company’s total listed shares.  The FFW is then obtained by subtracting the non-FFW ratio from 1 (i.e., 1 — non-FFW ratio).  FFW is expressed as a figure in the range of 0.00000 to 1.00000 in increments of 0.00001.

FFW is reviewed once a year in order to reflect the latest share ownership distribution.  The timing of the FFW review depends on listed companies’ earnings announcements.  At the periodic review, FFW is rounded up to the nearest 0.05 after subtracting the non-FFW ratio from 1.  In addition to the periodic review of FFW, the underlier provider may undertake extraordinary reviews of the FFW if the FFW changes significantly due to events such as the allocation of new shares to a third party, conversion of preferred shares, exercise of subscription warrants, spin—offs, mergers, acquisitions or other events that the underlier provider may deem appropriate.

Periodic Review of the Underlier; Removal and Inclusion of Constituents

Periodic review of the underlier constituents is conducted according to the selection criteria described above.  The base date for periodic review is the final business day of June of each year.

The list of constituents to be added to or removed from the underlier is released on the fifth business day of each August, and calculation of the underlier using the new constituents commences from the final business day of the August following the periodic review.

In the periodic review, the top 400 issues are selected according to the final score rankings described above from the issues eligible as constituents of the underlier as of the base date.  If 400 issues cannot be selected from the issues eligible as constituents of the underlier as of the base date, the top ranking issues according to the final score rankings as described above shall be selected until the number of constituents reaches 400.

Where constituents are delisted or designated as securities to be delisted, they will be removed from the underlier.  The underlier provider may also remove a constituent from the underlier where the underlier provider deems the constituent to be significantly inappropriate.

Where underlier constituents are delisted as a result of a corporate consolidation, merger, acquisition, merger involving the establishment of a new company, or split pursuant to Japan’s former Commercial Code (shareholder-directed spinoff) (collectively, a “corporate event”), and where the newly established company, surviving company, or successor company resulting from such corporate consolidation, etc. is listed without delay, such newly established company, etc. shall be added as a constituent to the underlier only if the main body of the newly established company, as determined by the underlier provider, was an underlier constituent.

Even though the number of constituents in the underlier may decrease between periodic reviews due to the removal of constituents by means other than the periodic review (such as delisting), no supplementary inclusions are made to meet the intended number of constituents.  Inclusions to meet the intended number of constituents are only made during the periodic review in August.

Adjustments to Base Market Value of the Underlier

The base market values for the underlier are adjusted to maintain continuity whenever the market value of the underlier changes due to an increase or decrease in constituent issues, capital raising, or similar events other than market fluctuations.  The events that require such adjustment are:

•                  The inclusion or removal of constituents as a result of one of the following:

•                  The new listing of a newly established company resulting from a corporate event that results in an underlier constituent being delisted and the new company being included in the underlier.

•                  The inclusion of a new underlier constituent following the periodic review in August.

•                  The new listing of a newly formed company resulting from a corporate event that results in an underlier constituent being delisted and the new company being included in the underlier.

•                  Delisting for reasons other than the above.

•                  The removal of a constituent following its designation as a security to be delisted.

•                  The removal of a new underlier constituent following the periodic review in August.

•                  Changes in the number of shares used for underlier calculation as a result of one of the following:

•                  Changes in the FFW ratio following cap-adjustment.

•                  Public offerings.

•                  Third-party allotments.

•                  Capital increases via paid-in allotment of shares to shareholders.

•                  Exercise of subscription warrants.

•                  Conversion of preferred stock, etc.

•                  Cancellation of treasury stock.

•                  Sale of shares held by the Japanese government.

•                  Rights offerings.

•                  Mergers and acquisitions.

•                  Company splits.

•                  Other adjustments.

The underlier guidebook specifies a basis to determine the adjustment date and the stock price for each type of adjustment listed above.  Where the base market values for the underlier are required to be adjusted as a result of one of the events listed above, the new base market value is arrived at by multiplying the old base market value by the sum of or the difference between the previous business day market value and the adjustment amount and then dividing the product by the previous business day market value.

For the purposes of this calculation, the adjustment amount is the increase or decrease in the number of shares used for the underlier calculation multiplied by the stock price used for the adjustment.

License Agreement between the Japan Exchange Group Inc., the Tokyo Stock Exchange and Nikkei Inc. and The Goldman Sachs Group, Inc.

Goldman Sachs will enter into a non-exclusive license agreement with the Japan Exchange Group Inc., the Tokyo Stock Exchange and Nikkei Inc. whereby The Goldman Sachs Group, Inc., in exchange for a fee, will be permitted to use the JPX-Nikkei Index 400 in connection with the offer and sale of your note.  Any copyright and other intellectual property rights relating to the JPX-Nikkei Index 400 belong to the Japan Exchange Group Inc., the Tokyo Stock Exchange and Nikkei Inc.  Goldman Sachs is not affiliated with the Japan Exchange Group Inc., the Tokyo Stock Exchange or Nikkei Inc.; the only relationship between the Japan Exchange Group Inc., the Tokyo Stock Exchange and Nikkei Inc. and Goldman Sachs is the licensing of the use of the JPX-Nikkei Index 400 and trademarks relating to the JPX-Nikkei Index 400.

The JPX-Nikkei Index 400 is copyrighted material calculated as described above.  The Japan Exchange Group Inc. and the Tokyo Stock Exchange (hereinafter collectively referred to as the “JPX Group”) and Nikkei Inc.  JPX Group and Nikkei Inc. jointly own the copyrights and other intellectual property rights subsisting in the JPX-Nikkei Index 400 itself and the methodology used to calculate the JPX-Nikkei Index 400.

Ownership of trademarks and any other intellectual property rights with respect to the marks to indicate the JPX-Nikkei Index 400 belong to the JPX Group and Nikkei Inc.

The notes are arranged, managed and sold exclusively at the risk of Goldman Sachs, and the JPX Group and Nikkei do not guarantee the notes and shall assume no obligation or responsibility with respect to the notes.

The JPX Group and Nikkei shall not be obligated to continuously publish the JPX-Nikkei Index 400 and shall not be liable for any errors, delays or suspensions of the publication of the JPX-Nikkei Index 400.

The JPX Group and Nikkei shall have the right to change the composition of the stocks included in the JPX-Nikkei Index 400, the calculation methodology of the JPX-Nikkei Index 400 or any other details of the JPX-Nikkei Index 400 and shall have the right to discontinue the publication of the JPX-Nikkei Index 400.

Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any upward or downward trend in the historical or hypothetical closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical underlier performance information or hypothetical performance data shown below.

The graph below shows the daily closing levels of the underlier from January 4, 2011 through March 30, 2015 (using hypothetical performance data and historical closing levels). Since the underlier was launched on January 6, 2014 and has a limited operating history, the graph includes hypothetical performance data for the underlier prior to its launch on January 6, 2014. The hypothetical performance data prior to January 6, 2014 was obtained from Nikkei Inc.’s website, without independent verification. The historical closing levels from January 6, 2014 to March 30, 2015 were obtained from Bloomberg Financial Services, without independent verification. (In the graph, historical closing levels can be found to the right of the vertical solid line marker.) You should not take the hypothetical performance data or historical levels of the underlier as an indication of the future performance of the underlier.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•          a dealer in securities or currencies;

•          a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•          a bank;

•          a life insurance company;

•          a tax exempt organization;

•          a partnership;

•          a regulated investment company;

•          a common trust fund;

•          a person that owns a note as a hedge or that is hedged against interest rate or currency risks;

•          a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•          a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

•          a citizen or resident of the United States;

•          a domestic corporation;

•          an estate whose income is subject to U.S. federal income tax regardless of its source; or

•          a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the note. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any income you recognize upon the sale, exchange or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, as a capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above and you should consult your tax advisor with respect to the tax treatment of the notes.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes, including whether the holder of an instrument such as your notes should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment and the value of your notes.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there will be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting—United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of notes and are, for U.S. federal income tax purposes:

•          a nonresident alien individual;

•          a foreign corporation; or

•          an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Alien Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to final Treasury regulations, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes (including payment at maturity) made before January 1, 2017.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests.  Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are:  transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover page of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of     % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of     % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $           .

We expect to deliver the notes against payment therefor in New York, New York on April 8, 2015, which is expected to be the fourth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in four business days (T + 4), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

		$ The Goldman Sachs Group, Inc. Trigger Leveraged JPX-Nikkei Index 400-Linked Notes due Goldman, Sachs & Co. JPMorgan Placement Agent
Pricing Supplement
	Page
Summary Information	PS-2
Additional Terms Specific to Your Notes	PS-8
Hypothetical Examples	PS-9
Additional Risk Factors Specific to Your Notes	PS-12
Use of Proceeds	PS-17
Hedging	PS-17
The Underlier	PS-18
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-27
Employee Retirement Income Security Act	PS-30
Supplemental Plan of Distribution	PS-31

General Terms Supplement dated September 26, 2014

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-13
The Underliers	S-33
S&P 500® Index	S-37
MSCI Indices	S-42
Hang Seng China Enterprises Index	S-50
Russell 2000® Index	S-55
FTSE® 100 Index	S-62
Euro STOXX 50® Index	S-67
TOPIX	S-73
The Dow Jones Industrial AverageSM	S-78
The iShares® MSCI Emerging Markets ETF	S-81

Prospectus Supplement dated September 15, 2014

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-19
United States Taxation	S-22
Employee Retirement Income Security Act	S-23
Supplemental Plan of Distribution	S-24
Validity of the Notes	S-26

Prospectus dated September 15, 2014

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	39
Description of Purchase Contracts We May Offer	56
Description of Units We May Offer	61
Description of Preferred Stock We May Offer	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	75
Legal Ownership and Book-Entry Issuance	80
Considerations Relating to Floating Rate Securities	85
Considerations Relating to Indexed Securities	87
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	88
United States Taxation	91
Plan of Distribution	114
Conflicts of Interest	117
Employee Retirement Income Security Act	118
Validity of the Securities	119
Experts	119
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	120
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	120